Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 11, 2016

Registration Statement No. 333-208627

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$550,000,000 5.95% Senior Notes due 2026

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BB+ / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	May 11, 2016

Settlement date:	May 16, 2016 (T+3)

Maturity date:	June 1, 2026

Principal amount:	$550,000,000

Benchmark:	U.S. Treasury 1.625% due February 15, 2026

Benchmark yield:	1.728%

Re-offer spread:	+ 437.5 bps

Re-offer yield to maturity:	6.103%

Coupon:	5.95%

Public offering price:	98.860%

Net proceeds:	Approximately $539 million, after deducting the underwriting discount and estimated offering expenses.

Optional redemption:	Prior to March 1, 2026 at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after March 1, 2026 we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	June 1 and December 1, beginning December 1, 2016

CUSIP / ISIN:	096630AE8 / US096630AE83

Joint book-running managers:

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-managers:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Regions Securities LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

************************

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888-603-5847, Deutsche Bank Securities Inc. at 800-503-4611 or J.P. Morgan Securities LLC at 212-834-4533.